SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

  IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated March 26, 2015 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated March 26, 2015 the Company reported the summary of the resolution adopted by the Shareholders Meeting:

ITEM ONE: ELECTION OF TWO SHAREHOLDERS TO SIGN THE MINUTES.

The meeting resolved, by majority vote, that the representatives of the shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF ADVANCED PAYMENT OF A CASH DIVIDEND ATTRIBUTED TO THE CURRENT YEAR UP TO THE AMOUNT OF AR$ 298,500,000 (PESOS TWO HUNDRED AND NINETY-EIGHT MILLION FIVE HUNDRED THOUSAND) AND CONSIDERATION OF THE SPECIAL QUARTERLY BALANCE SHEET ENDED AS OF DECEMBER 31, 2014 TAKEN AS A BASIS FOR CALCULATION THEREOF. AUTHORIZATIONS AND OTHER DOCUMENTS IN ACCORDANCE WITH CURRENT REGULATIONS.

The meeting approved, by majority vote: a) the quarterly balance sheet as of December 31, 2014 for the current fiscal year, taken as a basis for calculation of the advanced dividend proposed to the Shareholders’ Meeting; b) the payment of a cash dividend for AR$ 298,500,000, as advanced dividend attributed to the current year; and c) to delegate to the Board of Directors the powers to implement it pursuant to the applicable regulations.

ITEM THIRD: CONSIDERATION OF AN INCREASE IN THE AMOUNT UNDER THE GLOBAL NON-CONVERTIBLE NOTE PROGRAM UP TO AN OUTSTANDING AMOUNT OF USD 300,000,000 (DOLLARS THREE HUNDRED MILLION) (OR THE EQUIVALENT AMOUNT IN OTHER CURRENCIES) APPROVED AT THE SHAREHOLDERS’ MEETING HELD ON OCTOBER 31, 2011 (THE “PROGRAM”) UP TO AN ADDITIONAL AMOUNT OF USD 200,000,000 (DOLLARS TWO HUNDRED MILLION) (OR THE EQUIVALENT AMOUNT IN OTHER CURRENCIES).

The meeting approved, by majority vote, the increase of the Program from its current maximum outstanding principal amount of up to USD 300,000,000 (dollars three hundred million) by an additional amount of up to USD 200,000,000 (dollars two hundred million).

ITEM FOURTH: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM AMOUNT AND TO ESTABLISH THE PROGRAM TERMS AND CONDITIONS NOT EXPRESSLY APPROVED AT THE SHAREHOLDERS' MEETING INCLUDING THE TIME, AMOUNT, TERM, PLACEMENT PROCEDURES AND OTHER TERMS AND CONDITIONS APPLICABLE TO DIFFERENT CLASSES AND/OR SERIES OF NOTES ISSUED THEREUNDER; (II) THE BOARD’S AUTHORIZATION TO (A) APPROVE, ENTER INTO, DELIVER AND/OR EXECUTE ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE PROGRAM CREATION AND/OR AMOUNT INCREASE IMPLEMENTATION AND/OR ISSUANCE OF DIFFERENT CLASSES AND/OR SERIES OF NOTES THEREUNDER, (B) APPLY FOR AND PURSUE BEFORE THE ARGENTINE SECURITIES COMMISSION AUTHORIZATION FOR THE PUBLIC OFFERING OF SUCH NOTES, (C) IF APPLICABLE, APPLY FOR AND PURSUE BEFORE ANY AUTHORIZED DOMESTIC AND/OR FOREIGN STOCK EXCHANGE AND/OR SECURITIES EXCHANGE AUTHORIZATION FOR LISTING AND TRADING OF SUCH NOTES, AND (D) TAKE ANY ACTION, MAKE ANY FILING AND/OR ENGAGE IN ANY PROCESS RELATED TO THE PROGRAM AND/OR AMOUNT INCREASE AND/OR ISSUANCE OF DIFFERENT CLASSES AND/OR SERIES OF NOTES UNDER THE PROGRAM; AND (III) THE BOARD’S AUTHORIZATION TO DELEGATE THE POWERS AND AUTHORITY IN (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.

The meeting approved, by majority vote: (I) delegation to the Board of Directors of the broadest powers to implement the increase and/or reduction in the program amount and to establish the Program terms and conditions, pursuant to the Negotiable Obligations Law No. 23,576, as amended and supplemented, including the time, amount, term, placement procedures and other terms and conditions applicable to different classes and/or series of notes issued thereunder; (II) the Board’s authorization to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the program creation and/or amount increase implementation and/or issuance of different classes and/or series of notes thereunder, (b) apply for and pursue before the Argentine Securities Commission authorization for the public offering of such Notes, (c) if applicable, apply for and pursue before any authorized domestic and/or foreign stock exchange and/or securities exchange authorization for listing and trading of such notes, and (d) take any action, make any filing and/or engage in any process related to the Program and/or amount increase and/or issuance of different classes and/or series of notes under the Program; and (III) the Board’s authorization to delegate the powers and authority in (I) and (II) above to one or more of its members, managers of the Company or other individuals designated in accordance with the applicable regulations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
March 27, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets